

December 19, 2014

Via E-mail
Timothy Leybold
Chief Financial Officer
Till Capital Ltd.
Continental Building
25 Church Street
Hamilton, HM12, Bermuda

> **Re:** **Till Capital Ltd.**
> **Registration Statement on Form 20-F**
> **Filed November 19, 2014**
> **File No. 000-55324**

Dear Mr. Leybold:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. On page 17, you state that the AMB Board has decided to enter the reinsurance market. However, you have also signed a letter of intent to acquire Omega Insurance Holdings, an insurance company. Please expand your disclosure to explain more fully your planned business activities, particularly the interactions between your insurance and reinsurance businesses and the limitations imposed by the respective regulatory authorities on these activities.

3. Please explain your plans for the natural resource and mining businesses operated by AMB, SPD and GPY, which appear to have had and will have a significant impact on your financial condition and results of operations. In this regard, explain your basis for

concluding that you had only one operating segment in the reinsurance industry for the six months ended June 30, 2014, given related disclosure on page F-52.

Risk Factors
Risks Relating to the Investment Strategy
"We may change our investment strategy…," page 8

4. You disclose here that you will initially pursue an investment strategy that will be primarily focused on natural resources. However, your disclosure on page 31 suggests that you will focus your investment portfolio on highly liquid investments with high appreciation potential, and that you expect the percentage of investments allocated to natural resource interests to range only between 10% and 30% of your portfolio. To the extent necessary, please reconcile these disclosures, and expand this risk factor to discuss the specific risks relating to your investment strategy.

"Investing in and financing junior and intermediate resource companies…," page 9

5. Please substantially expand this risk factor to describe all the material risks relating to holding a significant portion of your total investments in junior and intermediate resource companies. The revised disclosure should be specific to this class of investments and should not describe general risks that could apply to a wide variety of investments, such as exposure to credit risk.

Risks Relating to the Company
"We have no history of operating results," page 9

6. You disclose that investors may not be able to compare you to other property and casualty reinsurers "because our business model and investment strategies differ from those of other insurers and reinsurers." Please expand this risk factor to disclose the material differences to which you refer and explain how each difference may make comparisons to other reinsurers difficult.

"We expect to rely on Multi-Strat Re Ltd…," page 10

7. Please expand this risk factor to describe the risks relating to Multi-Strat Re's obligation to receive prior approval for reinsurance arrangements from the Insurance Division of the BMA before writing any business.

"We are dependent on outsourcing…," page 11

8. We note your reference to passive foreign investment company (PFIC) status in this risk factor. Please add a separate risk factor in which you describe the possibility that you could be deemed to be a PFIC if the IRS does not believe you qualify for the insurance

company exemption found in the Federal Tax Code and disclose the related risks to investors.

"We are reliant on key employees," page 12

9. Please disclose the identities of the key employees on which you rely and disclose whether you maintain employment agreements with these key employees.

Information on the Company
History and Development of the Company, page 17

10. Please revise this section to present a clear and straightforward summary of your transition from a company with no operations to your present status. In this regard, we note that AMB began a series of transactions in December of 2013 (the Reorganization) prior to and continuing after the reverse acquisition transaction between AMB and the registrant in April of 2014 (the Arrangement). Additionally, please file all material exhibits related to both the Reorganization and the Arrangement. Those agreements would include the agreements between AMB and GPY, SPD and Kudu, as well as the agreements between Till Capital and AMB.

Business Overview
Underwriting, page 22

11. Please briefly disclose the types of business you expect will be excluded under the underwriting guideline discussed in the fourth bullet in this section.

Investment Strategy, page 31

12. You disclose some details about your investment guidelines in this section, but you do not discuss the extent to which you will invest in each class (for example, equity versus debt), nor do you discuss the specific characteristics of each of these classes of investments. Please expand the discussion accordingly, and include, for example, the characteristics of any type of debt instruments in which you may invest, including the issuer, rating requirements, liquidity requirements, maturity range, etc. To the extent that you will pursue equity investments, you should discuss any limitations or requirements as to the type of equities you will purchase. If you may devote a portion of your portfolio to non-equity or debt investments such as mortgages or other investments, you should provide the appropriate disclosure as to these classes as well.

Item 5. Operating Review and Prospects, page 37

13. Please provide a discussion of critical accounting estimates that expands on the information provided on pages F-36 and F-37. In particular, disclose the methods and key assumptions used in estimates underlying your accounting for impairment, business

combinations, asset acquisitions between entities under common control, sale of royalty rights and mineral interests, stock compensation and embedded derivative instruments.

14. In 2014 and 2013, you experienced significant write-offs of mineral interest and property plant and equipment and gains/losses on the sale of mineral interests. Please expand your disclosure to discuss the trends underlying these operating results and the likelihood that losses from these business activities will continue in future periods.

15. Please expand the disclosure to more fully explain why a tax recovery of $2,594,565 due to the reversal of tax liability on gains from sales of royalty properties was recognized.

Item 18. Financial Statements
Unaudited Pro Forma Consolidated Financial Information, page 82

16. Please explain how the following pro forma adjustments comply with guidance in Article 11 of Regulation S-X.
    - How Till Capital's issuance of preferred shares in a private placement is factually supportable,
    - The reversal of impairment recorded in SPD and GPY, which in the pro forma presentation is considered to have been recorded prior to the Arrangement.

    In addition, explain your consideration of guidance in IFRS 6 in capitalizing GPY's mineral exploration costs, which previously had been recognized as an expense. In particular, explain how you determined the technical and commercial viability of the GPY mineral properties, for which costs were capitalized.

    Add a note explaining how the amounts in the column titled "Silver Predator Corp." were determined in reference to the financial statements of Silver Predator.

Notes to Condensed Consolidated Interim Financial Statements
Reorganization Plan, page F-8

17. You state the share exchange between Till Capital and AMB was recorded as a reverse takeover. However, your disclosure also indicates that AMB purchased all outstanding shares of Till Capital from MultiStrat Holdings for $1.3 million in cash. Revise the disclosure to indicate why AMB was considered the accounting acquirer and Till was the legal acquirer when it appears AMB purchased the shares of Till from MultiStrat for cash.

18. You disclose that AMB shares held by Till Capital were exchanged with GPY for certain royalties, a convertible promissory note and 1.5 million of its shares, which appears to indicate that these shares were never transferred to the former owners of Resource Holdings Ltd. Explain your consideration of this transaction in determining your accounting treatment for the acquisition of Resource Holdings Ltd.

19. Till Capital issued 1,805,895 shares to Kudu Partners, which appears to represent an approximate 50% interest in the Company. In your response, please describe how this transaction affected your conclusion that AMB was the accounting acquirer in the formation transactions.

5. Investments, page F-14

20. At June 30, 2014, you recognized investments of $9.8 million under the caption, "large capital long-short strategy," and related liabilities of $10.4 million under the caption, "securities sold not yet purchased." Please explain how these investment activities comply with the investment strategy and guidelines described on pages 31-33, particularly the 70% limitation governing all short positions. Also, tell us why you do not further disaggregate these amounts (by industry for example). In addition, under Liquidity and Capital Resources on page 46, describe any known uncertainties governing these investments and explain how your planned management of these assets is intended to affect future liquidity and results of operations. Revise your disclosures accordingly.

12. Income Taxes, page F-20

21. Tell us why you do not present an amount for the expected income tax at statutory rates for June 30, 2014.

Notes to Consolidated Financial Statements for Americas Bullion Royalty Corp
3. Significant Accounting Policies,
Valuation of mineral interests, page F-36

22. Please explain how your accounting policy complies with guidance in IFRS 6, particularly paragraphs 9-11.

10. Mineral Interests, page F-42

23. Please demonstrate how your impairment calculations complied with guidance in IAS 36 (paragraphs 7-17) and IFRS 6 (paragraphs 18-22).

12. Debt and Derivative Liability, page F-47

24. With regard to the gain on debt settlement of $11.4 million and the gain on sale of the eighteen royalties of US$17.6 million, tell us:
   - How the gain amounts were computed in Canadian dollars,
   - Why you present two separate gains when the amount of the loan was applied towards the purchase price of the royalties
   - Any supporting authoritative literature you relied upon, and
   - How the carrying value of the royalty interests was determined.

In this note you disclose amounts in US dollars only. Please tell us your consideration of disclosing the amounts in Canadian dollars also since the financial statements are presented in Canadian dollars. This comment applies throughout the financial statements.

Other Comments

25. Please note that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

26. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

27. We will deliver comments, if any, on your confidential treatment request under separate cover.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director